                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                               ---------------

                                 SCHEDULE 13D
                                (RULE 13d-101)

     INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
              AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                             (AMENDMENT NO. 1)(1)

                           TROY FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   897 32918
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                                (CUSIP Number)
                                PAUL J. GOLDMAN, ESQ.
SEGEL, GOLDMAN, MAZZOTTA & SIEGEL, P.C., 5 WASHINGTON SQUARE, ALBANY, NY 12205
                TELEPHONE: (518) 452-0941, TELEFAX: (518) 452-0417

--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                  JUNE 6, 2001
--------------------------------------------------------------------------------
           (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.




                        (Continued on following pages)


                            (Page 1 of 5 Pages)



---------------
        (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 897 32918                    13D      PAGE    2     OF    5    PAGES
         ---------------------                       --------    --------

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          MORRIS MASSRY, O93-20-5464
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    583,888 (5.0%) (1)
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   583,888 (5.0%) (1)
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          583,888 (5.0%)
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          5.0%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 897 32918               13D               PAGE   3    OF   5    PAGES

Item 1.   Security and Issuer.
          This statement relates to the common shares of Troy Financial Corporation (the "Issuer"), which has its principal executive offices at 32 Second Street, Troy, New York 12180.

Item 2.   Identity and Background.
          The person filing this statement is a natural person.
          (a) The name of the person filing this Schedule is Morris Massry, residing at 2 Cobblehill Road, Loudonville, New York 12211.
          (b) The business address is c/o Executive Park North, 2 Tower Place, Albany, NY 12203.
          (c) Mr. Massry is a citizen of the United States of America.
          (d) Mr. Massry's principal occupation is real estate investment.
          (e) During the last five years, Mr. Massry has not been convicted in a criminal proceeding.
          (f) During the last five years, Mr. Massry has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order, enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          The source of funds used in making the purchases by Mr. Massry is funds owned by him individually and acquired by him as a result of his real estate investment business activities.

Item 4.   Purpose of Transaction.
          The purpose of the acquisition of securities of the Issuer is for investment purposes. The Reporting Person has for a number of years invested in publicly traded stocks, including bank stocks.

The Reporting Person does not currently have any plans or proposals which relate to or would result in:

          1. the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
          2. an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;
          3. a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;
          4. any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
          5. any material changes in the present capitalization or dividend policy of the Issuer;
          6. any other material changes in the present capitalization or dividend policy of the Issuer;
          7. changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
          8. causing a class of securities of the Issuer to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;
          9. a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
          10.      any action similar to any of those enumerated above.

There can be no assurance however, that in the future the reporting person may not pursue any or all of the above.

CUSIP NO. 897 32918                13D               PAGE   4    OF   5   PAGES

Item 5.  Interest in Securities of the Issuer.

          (a) The Reporting Person beneficially owns 583,888 shares of the Issuer's common stock representing five percent (5.0%) of this class of the Issuer's securities. The Reporting Person's percentage of interest has been computed on the basis of 10,252,047 shares outstanding as reported by Issuer on March 31, 2001.

          (b) The Reporting Person owns and has the sole power to vote or to direct the vote, and sole power to dispose or direct the disposition, of 583,888 shares, or 5.0% of the Issuer's Common Stock.

          (c) The following are transactions that were effected by the Reporting Person:


          TRANSACTION DATE             NO. OF SHARES                   PRICE
          ----------------             -------------                   -----
              03/31/99                        54,392             $535,038.25
              04/05/99                        70,000              700,000.00
              04/06/99                        19,500              187,612.00
              04/07/99                        29,586              278,266.25
              04/08/99                         2,500               23,905.00
              04/09/99                         4,500               43,312.50
              04/09/99                        11,000              105,886.00
              04/13/99                         6,500               62,957.00
              04/14/99                         3,000               29,250.00
              04/15/99                        16,000              157,000.00
              04/16/99                        76,206              762,060.00
              04/21/99                         5,000               50,000.00
              04/23/99                         2,000               19,875.00
              05/27/99                         4,200               43,050.00
              05/28/99                         4,000               41,000.00
              06/01/99                         1,800               18,450.00
              06/03/99                         3,643               36,885.38
              06/08/99                         9,900              102,093.75
              07/21/99                         6,452               64,520.00
              07/30/99                        10,000              115,625.00
              08/05/99                        10,000              113,125.00
              08/10/99                         3,000               33,750.00
              08/10/99                         5,000               56,555.00
              08/11/99                         7,000               77,000.00
              09/15/99                         5,000               54,687.50
              09/27/99                         2,000               21,625.00
              10/01/99                         8,100               87,581.25
              10/21/99                         5,000               53,437.50
              02/24/00                        15,500              146,281.25
               2/28/00                        20,000              189,007.25
              02/29/00                         9,000               85,500.00
              03/03/00                         9,000               85,500.00
              03/07/00                        21,500              204,250.00
              03/10/00                        25,000              237,500.00
              03/15/00                         4,000               35,250.00
               6/13/00                        10,000              100,625.00
              09/29/00                        50,000              590,502.35
              10/02/00                         2,500               29,527.35
              10/04/00                         5,000               59,677.35
               6/6/01                            200                3,824.00
               6/6/01                         18,709              360,118.32
               6/6/01                          8,200              158,916.00
                                             583,888           $6,161,026.25

          (d) The following are transactions that were effected by the Reporting Person:
                   NONE

          (e)      ___

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer.

          NONE

Item 7.   Materials to be Filed as Exhibits.

          NONE.

CUSIP NO. 897 32918                13D               PAGE   5    OF   5   PAGES

          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in the Statement is true, correct and complete.

Dated:    JUNE 11, 2001




BY:       /s/ Morris Massry
          ----------------------------------------------------
              Morris Massry